SHAREHOLDER RESPONSE SUMMARY REPORT
UMB FUNDS
HATTERAS MULTI-STRATEGY TEI INSTITUTIONAL
June 25  2008

		% of 	% of
		Outstanding	Shares
	No. of Shares	Shares	Voted

1.  Approval of amendments to the Master
Fund s limited partnership agreement to
include a performance allocation equal to
10% of the amount by which new net profits
of the limited partner invests in the Master
Fund exceed the non-cumulative  hurdle
amount   which is calculated as of the last
day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury
Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year.

Affirmative	101 422 194.300	46.868%	83.385%
Against	10 934 765.310	5.053%	8.990%
Abstain	9 274 810.350	4.286%	7.625%

TOTAL	121 631 769.960	56.207%	100.000%

2.  To transact such other business as may
properly come before the Special Meeting or any adjournment thereof.

Affirmative	97 056 714.190	44.851%	79.796%
Against	24 575 055.770	11.356%	20.204%

TOTAL	121 631 769.960	56.207%	100.000%